Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 005-80961

In connection with the offer by Gas Natural SDG, S.A. (Gas Natural) to acquire 100% of the share capital of Endesa, S.A. (Endesa), Gas Natural has filed with the United States Securities and Exchange Commission (SEC) a registration statement on Form F-4 (File No.: 333-132076), which includes a prospectus and related exchange offer materials to register the Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural American Depositary Shares (ADSs)) to be issued in exchange for Endesa ordinary shares held by U.S. persons and for Endesa ADSs held by holders wherever located. In addition, Gas Natural has filed a Statement on Schedule TO with the SEC in respect of the exchange offer. INVESTORS AND HOLDERS OF ENDESA SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS, THE STATEMENT ON SCHEDULE TO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement, the prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov. The prospectus and other transaction-related documents are being mailed to holders of Endesa securities eligible to participate in the U.S. offer and additional copies may be obtained for free from Georgeson Shareholder Communications, Inc., the information agent: 17 State Street, 10th Floor, New York, New York 10004, Toll Free (888) 206-0860, Banks and Brokers (212) 440-9800.

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to buy Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural ADSs) in the United States will only be made pursuant to a prospectus and related offering materials that will be mailed to holders of Endesa ADSs and U.S. holders of Endesa ordinary shares. Investors in ordinary shares of Endesa should not subscribe for any Gas Natural ordinary shares to be issued in the offer to be made by Gas Natural in Spain except on the basis of the final approved and published offer document in Spain that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

*         *         *

The following is a translation of a Spanish language press release issued by Gas Natural SDG, S.A. on March 21, 2006.

Communications Management

This is a translation of a Spanish language press release.

In case of discrepancies, the Spanish version will prevail.

ENDESA BOARD MUST DECIDE WHETHER TO FURNISH A GUARANTEE IN THE AMOUNT OF 1,000 MILLION EUROS TO SUSPEND, BY INJUNCTION, THE OPA OF GAS NATURAL

•	The Board of Directors of Endesa now confronts the key decision of stopping the OPA, which can harm its shareholders as well as those of Gas Natural.

•	Gas Natural will study the decision of the ruling before adopting the legal measures it deems adequate to defend its interests and those of its shareholders.

On September 20, 2005, Endesa initiated legal actions in two Barcelona courts for proceedings relating to financial assistance and collusion. On November 23 and 24, before the Judge was to issue a decision, Endesa desisted from both actions. Immediately thereafter, on November 25, Endesa filed the same complaints in Madrid, which went to the Court for Business Matters No. 3.

According to the ruling issued today, which does not prejudge the merits of the case, and at Endesa’s request, the Court has suspended the performance of the agreement executed between Gas Natural and Iberdrola, as well as the processing of the OPA for Endesa formulated by Gas Natural, as injunctive measures in the lawsuit for the alleged collusive agreement between Gas Natural and Iberdrola.

In view of the significance of the risks brought about by the adoption of these suspensive measures in a transaction of such magnitude in the securities market, the effectiveness of the injunctive measures is conditioned on the submission by Endesa of guarantees in the amount of 1,000 million euros, to address any possible damages arising from the adoption of such injunctive measures. These guarantees will have to take the form of a unconditional, indefinite bank guarantee (aval bancario), which can be executed on first demand, and must be furnished within the maximum term of ten days.

Gas Natural is analyzing the ruling notified to it and will proceed to adopt the measures that are adequate to defend its interests.

This company understands that the agreement executed with Iberdrola was intended to adequately resolve the asset divestiture process which it was required to do as a result of the resolution adopted by the Council of Ministers within the scope of defense of competition. This agreement does not imply the existence of a collusive agreement, as Endesa claims.

Gas Natural points out that the agreement with Iberdrola has always been subject to the approval of the authorities, in particular, the antitrust authorities, and has already been examined by various administrative agencies, without any of them classifying the agreement as collusive. Furthermore, it should be emphasized that at this time there are major international transactions in progress that have remedial plans similar to the agreement signed between Gas Natural and Iberdrola.

Therefore, regardless of whether or not there was a prior agreement with Iberdrola, there would likewise have been an asset divestiture process for reasons of competition, and thus, Gas Natural was ahead of itself and proposed to the authorities an agreement for the divestiture of certain assets.

Damaging Decision for Endesa shareholders

Subsequent to the systematic obstruction “by tooth and nail” announced by the Endesa Board of Directors, the electricity company has filed appeals against all the proceedings and authorizations obtained by Gas Natural during this entire process. The objective has always remained the same: The basic issue and its reasons do not matter, it is a question solely of obtaining injunctive measures to stop the transaction.

To this effect, the latest appeal by Endesa was filed before a New York court, whereby it demanded preliminary injunctive relief and a temporary restraining order seeking to cripple the OPA. The temporary restraining order was rejected by the Judge, and Endesa further decided to desist from the preliminary injunction proceedings, a decision that it communicated to the market last Friday.

In Gas Natural’s opinion, with all these actions, the directors of Endesa have not pursued their shareholders’ interests, since such injunctive measures leading to the suspension of the OPA do not have the purpose of increasing the value to be received by the shareholders, but rather to cause the offer to disappear and keep the Endesa shareholders from ever deciding whether or not to accept the offer presented to them.

If the Endesa directors agree to furnish the guarantee of 1,000 million euros, they will stop the process of OPAs to which the electricity company is subject for an indefinite period of time and could incur significant economic liabilities while harming Gas Natural as well as its own shareholders.

Barcelona, March 21, 2006